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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PMC Commercial Trust
(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)
693434102
(CUSIP Number)
October 10, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	693434102

1	NAMES OF REPORTING PERSONS: Andrew S. Rosemore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		385,834

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		163,777

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		385,834

WITH:	8	SHARED DISPOSITIVE POWER:

		163,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	549,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer.

PMC Commercial Trust

Item 1(b).	Address of Issuer's Principal Executive Offices.

17950 Preston Road, Suite 600
Dallas, Texas 75252

Item 2(a) .	Names of Person Filing.

Andrew S. Rosemore

Item 2(b).	Address or Principal Business Office or, if none, Residence.

c/o PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, Texas 75252

Item 2(c).	Citizenship.

Andrew S. Rosemore is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Shares of Beneficial Interest, par value $0.01 per share

Item 2(e).	CUSIP Number.

693434102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

a.	Amount beneficially owned: 549,611(1)

b.	Percent of class: 5.1%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 385,834

ii.	Shared power to vote or to direct the vote: 163,777

iii.	Sole power to dispose or to direct the disposition of: 385,834

iv.	Shared power to dispose or to direct the disposition of: 163,777
(1) Includes 292,132 shares held in IRAs, 13,940 shares held in a trust of which Dr. Rosemore is the beneficiary, 163,777 shares held by a partnership of which Dr. Rosemore and his wife are general partners, 4,471 shares held in the name of his children and 1500 restricted shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006	/s/ Andrew S. Rosemore
Andrew S. Rosemore

Signature Page - Schedule 13G